Gramercy Property Trust Inc.

521 5th Avenue, 30th Floor

New York, New York 10175

April 28, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Tom Kluck

Re:	Gramercy Property Trust Inc. (the “Company”) Registration Statement on Form S-3 Filed April 1, 2014 File No. 333-194967

Dear Mr. Kluck:

This letter responds to your letter dated April 18, 2014, which set forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement filed on April 1, 2014 (File No. 333-194967) (the “Registration Statement”). For your convenience, we have included each of the Staff’s comments before the corresponding response. The Staff’s comments and the Company’s responses thereto are numbered to correspond with the paragraphs in your letter dated April 18, 2014.

Where indicated below, the Company will include changes to the respective disclosure in its Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement, which the Company is filing contemporaneously with this response letter. The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein. In an effort to respond to the Staff’s comments, enclosed herewith are three courtesy copies of the following: (i) this letter as filed via EDGAR, (ii) a clean version of the Amendment as filed via EDGAR, and (iii) a marked version of the Amendment as compared to the Registration Statement.

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Documents Incorporated by Reference, page 2

1.	Comment:

We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2013. However, the 10-K incorporates information from the company’s proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

RESPONSE:

The Company acknowledges the Staff’s comment. The Company expects to file its Form 10-K/A to include Part III information on or around April 29, 2014, and will not request acceleration of effectiveness of the Registration Statement until such Form 10-K/A has been filed.

Securities and Exchange Commission

April 28, 2014

2.	Comment:

We note that on page 2 of your registration statement on Form S-3, you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

RESPONSE:

The Company has revised the Registration Statement to include the requested language.

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Pursuant to your letter dated April 18, 2014, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (212) 297-1020 or James W. McKenzie of Morgan, Lewis & Bockius LLP, the Company’s counsel, at (215) 963-5134.

Yours truly,

/s/ Edward J. Matey Jr.

Edward J. Matey Jr.

General Counsel

cc:	Coy Garrison, Esq. Securities and Exchange Commission Division of Corporation Finance James W. McKenzie, Jr., Esq. Morgan, Lewis & Bockius LLP